China Youth Media, Inc. 4143 Glencoe Ave, Unit B Marina Del Rey, CA 90292

February 03, 2009

Via EDGAR

Division of Corporation Finance Securities And Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attn: Mail Stop 3720

RE:	Digicorp, Inc./China Youth Media, Inc.
Form 10-KSB for the fiscal year ended December 31,2007
Filed April 16,2008 and
Forms 10-Q for the periods ended March 30, 2008, June 30, 2008 and
September 30, 2008
Filed May 19, 2008, August 19,2008 and November 19, 2008, respectively
File No. 0-33067

Ladies and Gentlemen:

        This letter is in response to the comments contained in the Commission's letter dated January 13, 2009 (the "Comment Letter") to China Youth Media, Inc. (the "Company" or "CHYU" or "YMHK" or "YMBJ" or "Our" or "We"). The Company has keyed its response to the Comment Letter in numerical order.

Consolidated Interim Financial Statements for the Quarter Ended September 30, 2008 Note 5. Intangible Assets, page 6

1.
We note your response to comment 1. It is unclear to us why you do not have, through the Campus Network Agreements among CYN, CYI and YMHK, a controlling financial interest in CYI. Please refer to paragraph 1 of FIN 46R that reads in part: "Paragraph 2 states that 'the usual condition for a controlling financial interest is ownership of the majority voting interest....' However, application of the majority voting interest requirement in ARB 51 to certain types of entities may not identify the party with a controlling interest because the controlling financial interest may be achieved through arrangements that do not involve voting interests." Addressing each factor in paragraph 5 of FIN 46R, tell us in detail how you concluded that CYI is not a variable interest entity. Also, tell us how you considered Appendix B of FIN 46R in determining whether you (through YMHK) have a variable interest in CYI through the Campus Network Agreements among CYN, CYI and YMHK.

        We have concluded that China Youth Interactive Cultural Media (Beijing) Co., Ltd. ("CYI") is not a Variable Interest Entity and that FIN 46R does not apply because YMBJ does not have an equity investment in CYI or a controlling financial interest. Pursuant to the laws of the People's Republic of China (the "PRC" or "China"), the PRC does not permit foreign equity ownership in entities such as CYI that hold certain types of media distribution licenses. Therefore, we cannot have an equity investment in CYI. In addition, we do not share in the profits and losses of CYI and therefore we do not have a controlling financial interest. In addition, we believe CYI is effectively a governmental organization controlled by the PRC Government.

        As we have stated previously, to our knowledge, China Youth Net Technology (Beijing) Co., Ltd. ("CYN")holds a 51% equity interest in CYI and maintains the controlling financial interest. To our knowledge, CYN is a limited liability company established under the laws of the PRC, is controlled by the Communist Youth League of China (the "China Youth League") and, as such, is effectively a governmental organization. The China Youth League is the youth movement organization of the Communist Party of China which is effectively the government of China. According to CYN's website, CYN has been charged with the purpose, among others, to develop, operate, and monitor the network of technologies that make up the China Youth Computer Information Network (the "Campus Network"), which is owned by the China Youth League. CYN can be viewed as a governmental umbrella organization which controls, among others, CYI. CYI is a limited liability company established under the laws of the PRC and to the Company's knowledge, is controlled by the PRC Government via CYN. CYI has been charged with providing the Campus Network with such services as "employment information, quality education, training, campus culture, and friend-making platform." To the best of our knowledge, CYI exists as an entity under the auspices (sponsorship) of the PRC government via CYN since March 2005.

2.	Tell us how Xin Tai Hua De is compensated under the Advertising Business Agreement.

        Pursuant to the terms of the Advertising Business Agreement, Xin Tai Hua De Advertising Co., Ltd ("Xin Tai Hua De" or "Xintai Huade") is only compensated on a commission basis which is based on a percentage of the sourced advertising business and commercial campus marketing events revenue.

3.	We note your statement that "CYI. ..is considered to be self supportive"; please tell us why you consider CYI to be self supportive.

        To the best of our knowledge, we have concluded that CYI is self supported because it is an entity under the auspices (sponsorship) of the PRC government and has been established since March 2005. As noted above in #1, CYI is a limited liability company established under the laws of the PRC and to the Company's knowledge, is part of the group of companies controlled by CYN and thus controlled by the PRC Government. CYI has been charged with providing the Campus Network with such services as "employment information, quality education, training, campus culture, and friend-making platform."

4.	We note that CYN owns a 51% equity interest in CYI. Tell us how CYN participates in the profits and losses of CYI.

The Company does not have detailed information regarding the structural or business relationship between CYN and CYI.

5.
We note that a PRC citizen designated and acceptable to CYN, CYI and YMHK acquired a 49% equity interest in CYI. Tell us how the PRC citizen participates in the profits and losses of CYI. If the PRC citizen owning the 49% interest in CYN does not participate directly in the profits and losses of CYI, tell how the PRC citizen is compensated. Tell us whether the PRC citizen paid consideration to obtain the 49% equity interest in CYI.

        To our knowledge, the PRC citizen does not participate in the profits or losses of CYI. We believe the PRC citizen may be compensated by the net appreciation of the equity investment. We further understand that the PRC citizen paid 9,000 RMB as consideration to obtain the 49% equity interest in CYI.

6.
Please refer to your letter dated November 26, 2008 and your response to comment 1 from our letter dated November 6, 2008. Tell us in more detail how YMBJ and CYI share in the profits generated by the Campus Network. Furthermore, under the terms of the Commercial and Technical Services Agreement, tell us how the amount of the payment to CYI is calculated for each quarter and how the amount paid YMBJ is determined.

        YMBJ is paid net revenues after commissions from Xintai Hua De based on advertising sold on the Campus Network. We understand that CYI does not share in the advertising revenues generated from the Campus Network.

        To our knowledge, the amount of the payment to CYI is determined by an annual proposal and negotiation process. CYI proposes a platform services budget and YMBJ reviews this budget and negotiates for the services to be provided by CYI. Once the budget is determined, CYI may not change the budget without the consent of YMBJ.

We appreciate your cooperation and attention to this matter.

Very truly yours,

China Youth Media, Inc. (Registrant)

By:	/s/ Jay Rifkin
Name: Title:	Jay Rifkin Chief Executive Officer